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Exhibit 99.1

REPORT OF RESULT OF TAKE-OVER BID
SECTION 147.10 OF THE SECURITIES ACT (QUÉBEC)

1.
Name and address of the Offeree issuer:

  Cumberland Resources Limited ("Cumberland")
  #950 - 505 Burrard Street
  Vancouver, British Columbia
  V7X 1M4

2.
Name and address of the Offeror:

  Agnico-Eagle Mines Limited ("Agnico-Eagle")
  Suite 500
  145 King Street East
  Toronto, Ontario
  M5C 2Y7

  Agnico-Eagle Acquisition Corporation ("Agnico Acquisition")
  c/o Agnico Eagle Mines Limited
  Suite 500
  145 King Street East
  Toronto, Ontario
  M5C 2Y7

3.
The Bid:

  Agnico-Eagle and its wholly-owned subsidiary, Agnico Acquisition (together, the "Offerors"), pursuant to an offer and circular dated March 12, 2007 (the "Original Offer"), as amended and supplemented by the notice of extension and subsequent offering period dated April 17, 2007 (as amended and supplemented, the "Offer"), made an offer to purchase all of the outstanding common shares (the "Cumberland Shares") of Cumberland together with associated rights under Cumberland's shareholder rights plan, other than Cumberland Shares already owned by Agnico-Eagle or its affiliates, including Cumberland Shares that may become outstanding after the date of the Original Offer upon the exercise of Options to acquire Cumberland Shares.

4.
Results of the Bid:

  The Offerors took up and paid for an aggregate of 67,709,867 Cumberland Shares pursuant to the Original Offer. The additional 4,957,905 of Cumberland Shares taken up pursuant to the extension of the Offer, together with the 62,751,962 Cumberland Shares taken up on April 17, 2007 and the other Cumberland Shares owned by the Offerors, represents approximately 92.50% of the outstanding Cumberland Shares. The Offer expired on April 30, 2007 and will not be extended.

  The Offerors intend to exercise their right, pursuant to the compulsory acquisition provisions of section 300 of the Business Corporations Act (British Columbia), to acquire all the outstanding Cumberland Shares not already owned by the Offerors.

DATED this 8th day of May, 2007.

AGNICO-EAGLE MINES LIMITED.
By:	/s/ R. GREGORY LAING R. Gregory Laing General Counsel, Senior Vice President, Legal and Corporate Secretary

AGNICO-EAGLE ACQUISITION CORPORATION.
By:	/s/ R. GREGORY LAING R. Gregory Laing Vice President

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REPORT OF RESULT OF TAKE-OVER BID SECTION 147.10 OF THE SECURITIES ACT (QUÉBEC)